UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

(Amendment No. 1)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

Of the Securities Exchange Act of 1934

Gaiam, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

36268Q103

(CUSIP Number of Class of Securities)

John Jackson

Vice President of Corporate Development and Secretary

833 West South Boulder Road

Louisville, Colorado 80027

(303) 222-3600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Persons)

With a copy to:

Thomas R. Stephens, Esq.

Bartlit Beck Herman Palenchar & Scott LLP

1899 Wynkoop Street, Suite 800

Denver, Colorado 80202

(303) 592-3100

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$93,000,000*	$9,365.10

*	Estimated solely for purposes of determining the filing fee. The transaction value is based on the offer to purchase up to an aggregate of 12.0 million (i) shares of Class A Common Stock, par value $0.0001, of the Issuer at a purchase price of $7.75 per share in cash, or (ii) options to purchase shares of Class A Common Stock of the Issuer at a purchase price of $7.75 per share, less any applicable option exercise price, in cash.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 1 for fiscal year 2016, issued August 27, 2015, equals $100.70 per million dollars of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $9,365.10	Filing Party: Gaiam, Inc.
Form or Registration No.: 005-58429	Date Filed: May 23, 2016

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d–1.
☒	issuer tender offer subject to Rule 13e–4.
☐	going-private transaction subject to Rule 13e–3.
☐	amendment to Schedule 13D under Rule 13d–2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO originally filed by Gaiam, Inc., a Colorado corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on May 23, 2016 (the “Schedule TO”), pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), relating to the Company’s offer (the “Offer”) to purchase up to an aggregate of 12.0 million (i) shares of Class A Common Stock, par value $0.0001, of the Issuer at a purchase price of $7.75 per share in cash, or (ii) options to purchase shares of Class A Common Stock of the Issuer at a purchase price of $7.75 per share, less any applicable option exercise price, in cash.

This Amendment No. 1 is being filed solely to extend the expiration date of the Offer to 5:00 p.m., New York City time, on Friday, July 1, 2016, unless further extended or terminated. Other than the expiration date, the terms of the Offer have not changed.

Pursuant to Rule 12b-15 under the Exchange Act, this Amendment No. 1 amends and restates only the items of the Schedule TO that are being amended and restated hereby, and unaffected items and exhibits in the Schedule TO are not included herein. This Amendment No. 1 should be read in conjunction with the Schedule TO and the related exhibits included therein, including the Offer to Purchase (the “Offering Materials”), as the same may be further amended or supplemented hereafter and filed with the SEC. Capitalized terms used herein but not otherwise defined have the meanings set forth in the Schedule TO.

Item 1. SUMMARY TERM SHEET.

The information set forth in Item 4 below is incorporated herein by reference.

Item 4. TERMS OF THE TRANSACTION.

This Amendment No. 1 amends and supplements Items 1 and 4 of the Schedule TO as follows:

Extension of the Offer

The Company is extending the Expiration Date of the Offer until 5:00 p.m., New York City time, on Friday, July 1, 2016, unless further extended. The Offer had been previously scheduled to expire at 5:00 p.m., New York City time, on Monday, June 27, 2016. Throughout the Schedule TO, the Offer to Purchase and the other Offering Materials, all references to the Expiration Date of the Offer are hereby amended to extend the Expiration Date of the Offer until 5:00 p.m., New York City time on Friday, July 1, 2016.

On or about June 17, 2016, the Company advised holders of Shares and Options of the extension of the Offer by issuing a notice of such extension in a press release, which was then included as an exhibit on a Current Report on Form 8-K filed with the SEC. Such Current Report on Form 8-K is incorporated herein by reference as Exhibit (a)(5)(C).

Clarification of Withdrawal Rights

If you change your mind and do not want to participate in the Offer, you may withdraw any Securities tendered in the Offer at any time prior to the Expiration Date, which is now 5:00 p.m., New York City time, Friday, July 1, 2016 by following the procedure outlined in Section 4 of the Offer to Purchase.

Item 12. EXHIBITS.

Item 12 Exhibits to the Schedule TO is amended and restated as follows:

Exhibit Number	Description

(a)(1)(A)*	Offer to Purchase, dated May 20, 2016.

(a)(1)(B)*	Letter of Transmittal (including IRS Form W-9 and Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Form W-9).

(a)(1)(C)*	Letter to Brokers, Dealers, Banks, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(D)*	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Notice of Guaranteed Delivery.

(a)(1)(F)*	Election to Tender Options.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)**	Press Release issued by Gaiam, Inc. on May 10, 2016, incorporated by reference to exhibit 99.2 to the Company’s Current Report on Form 8-K, as filed with the SEC on May 10, 2016.

(a)(5)(B)**	The Company’s Quarterly Report on Form 10-K, as filed with the SEC on May 10, 2016 (hereby incorporated by reference).

(a)(5)(C)	Press release issued by Gaiam, Inc. on June 17, 2016, incorporated by reference to exhibit 99.1 to the Company’s Current Report on Form 8-K, as filed with the SEC on June 17, 2016.

(b)	Not applicable.

(d)(1)**	Membership Interest Purchase Agreement dated as of May 10, 2016 by and among Gaiam, Inc., Stretch & Bend Holdings LLC, a Delaware limited liability company, and Sequential Brands Group, Inc., a Delaware corporation (incorporated by reference to Annex A to the Company’s Preliminary Information Statement, as filed with the SEC on May 17, 2016, as amended and supplemented from time to time).

(d)(2)**	Asset Purchase Agreement by and among Gaiam, Inc. and Fit for Life LLC, a Delaware limited liability company, dated as of May 10, 2016 (incorporated by reference to Annex B to the Company’s Preliminary Information Statement, as filed with the SEC on May 17, 2016, as amended and supplemented from time to time).

(d)(3)**	Gaiam, Inc. 2009 Long-Term Incentive Plan (incorporated by reference to Exhibit A to the Company’s proxy statement dated March 13, 2009).

(d)(4)**	Gaiam, Inc. Amended and Restated 1999 Long-Term Incentive Plan (incorporated by reference to Exhibit B to the Company’s proxy statement dated March 13, 2009).

(g)	None.

(h)	None.

* Previously filed.

** Incorporated by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GAIAM, INC.

By:	/s/ John Jackson
Name: John Jackson Title: Secretary

Date: June 17, 2016